UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         October, 2004

Commission File Number    0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            EnerNorth Industries Inc.
              (formerly: Energy Power Systems Limited)

Date: October 19, 2004                         By:____"Sandra J. Hall"____ ______
           Sandra J. Hall,
                                   President, Secretary & Director

Equity Transfer Service Inc.

Lisa Clarkin
Officer, Client Services
Telephone: 416.361.0930 ext. 236
Email: lclarkin@equitytransfer.com
VIA ELECTRONIC TRANSMISSION

October 7, 2004

Dear Sir or Madam:

RE:    ENERNORTH INDUSTRIES INC.

We are pleased to confirm that copies of the following materials were mailed to shareholders on October 6, 2004.

1.	Proxy

2.	Notice of Annual and Special Meeting of Shareholders and Management Information Circular

3.	Supplemental Mailing Request Form

4.	Annual Report 2004, including the Message to Shareholders, the Management's Discussion and Analysis and the Audited Consolidated Financial Statements for the year ended June 30, 2004

5.	Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER SERVICES INC.

"Lisa Clarkin"